UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Annual General Meeting Results

On October 8, 2026, IHS Holding Limited (the “Company”) held its 2026 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 260,048,338 of the Company’s ordinary shares, as of the August 25, 2026 record date (the “Record Date”) were represented in person or by proxy, constituting a quorum. Voting at the AGM was conducted by way of a poll, and other than in respect of certain limitations and exceptions as detailed in the Second Amended and Restated Memorandum and Articles of Association, each ordinary share issued and outstanding as of the close of business on the Record Date was entitled to one (1) vote on the resolution presented at the AGM.

The proposal considered and voted upon at the AGM, which was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 1, 2026, was approved at the AGM, consisting of:

Proposal No. 1: To elect Sam Darwish, William Saad, Ursula Burns, John Ellis Bush, Maria Carolina Lacerda, Nicholas Land, Phuthuma Nhleko and Aniko Szigetvari to serve as directors until the Company’s annual general meeting to be held for the year ended December 31, 2027 (the “2027 AGM”), or until their earlier death, resignation, disqualification or removal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: October 8, 2026	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer